December 22, 2017
JEFFREY R. VETTER PARTNER		EMAIL JVETTER@FENWICK.COM DIRECT DIAL (650) 335-7631

CONFIDENTIAL

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zuora, Inc. - Confidential Submission of the Draft Registration Statement on
Form S-1, Submitted December 22, 2017

Ladies and Gentlemen:

On behalf of our client, Zuora, Inc. (the “Company”), we are hereby submitting a draft registration statement on Form S-1 relating to a proposed initial public offering of the Company’s Class A common stock via EDGAR to the Securities and Exchange Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “emerging growth company” (as defined in the JOBS Act) and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

A public filing of the registration statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

The Company advises the Staff that the initial public offering is not reasonably expected to occur until after the end of the fiscal year ended January 31, 2018 and, prior to the first public filing, the draft registration statement will be updated to include the Company’s financial statements for the fiscal year ended January 31, 2018. The Company does not reasonably expect that any interim financial statements will be required to be included in the registration statement at the time of the first public filing or thereafter.

In accordance with Section 71003 of the Fixing America’s Surface Transportation Act, the draft registration statement omits annual and interim financial information related to the fiscal year ended January 31, 2015, as well as interim financial information related to the fiscal years ended January 31, 2016 and January 31, 2017, which would otherwise be required by Regulation S-X.

Please do not hesitate to contact me at (650) 335-7631 or jvetter@fenwick.com or Ran Ben-Tzur at (650) 335-7613 or rbentzur@fenwick.com if you have any questions regarding the foregoing or if I can provide any additional information.

CONFIDENTIAL

U.S. Securities and Exchange Commission

December 22, 2017

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter